SEC MAIL PROCESSING SECTION
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FEB 27 2007
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190

SECURITIES AND EXCHANGE COMMISSION

07002865

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hybrid Trading and Resources, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd., Suite 4020
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan (312) 291-0560
(Area Code-Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Denise Parejko, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **Hybrid Trading & Resources, LLC**, as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

Denise V. Parejko
Signature

VP, Financial Operations
Title

Janet M. Herr
Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[x] (c) Statement of Income
[x] (d) Statement of Changes in Member's Equity
[x] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[x] (g) Computation of Net Capital
[x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[x] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[x] (m) Independent Auditors' Supplemental Report on Internal Control
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
HYBRID TRADING & RESOURCES, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of HYBRID TRADING & RESOURCES, LLC, as of December 31, 2006, and the related statements of income, changes in Members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HYBRID TRADING & RESOURCES, LLC, and the results of its operations and its cash flows for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Chez, LLP

Chicago, Illinois
January 25, 2007

HYBRID TRADING & RESOURCES, LLC

(A Florida Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS		
Cash and cash equivalents	$	40,326
Receivable from broker/dealer		474,168
Commissions receivable		369,959
Interest receivable		260
Equipment, net of accumulated depreciation of $33,923		17,865
TOTAL ASSETS	$	902,578
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accrued expenses	$	105,407
MEMBERS' EQUITY		797,171
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	902,578

See accompanying notes.

HYBRID TRADING & RESOURCES, LLC
(A Florida Limited Liability Company)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006

REVENUES		
Commission income	$	1,335,250
Interest income		14,919
Total Revenues		1,350,169
EXPENSES		
Employee compensation and benefits		476,412
Commissions, floor brokerage and execution fees		371,527
Market information		84,789
Exchange and regulatory fees		197,904
Rent and utilities		29,585
Professional fees		37,955
Telephone		36,963
Depreciation		12,768
Travel and entertainment		50,132
CBOE fines		50,000
Other		82,652
Total Expenses		1,430,687
NET LOSS	$ (	80,518)

See accompanying notes.

HYBRID TRADING & RESOURCES, LLC
(A Florida Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2006

Balance January 1, 2006	$ 877,689
Members' contributions	-
Members' withdrawals	-
Net loss	(80,518)
Balance December 31, 2006	$ 797,171

See accompanying notes.

HYBRID TRADING & RESOURCES, LLC
(A Florida Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES		
Net loss	$ (	80,518)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		12,768
Change in assets and liabilities		
Decrease in receivable from broker/dealer		22,791
Increase in commission receivable	(	109,890)
Increase in interest receivable	(	53)
Decrease in accrued expenses	(	3,682)
Total adjustments	(	78,066)
NET CASH USED IN OPERATING ACTIVITIES	(	158,584)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(	158,584)
CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2005		198,910
CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2006	$	40,326

Supplemental Cash Flow Information:

Cash payments for interest during the year totaled $0.

Cash payments for income taxes during the year totaled $0.

See accompanying notes.

HYBRID TRADING & RESOURCES, LLC
(A Florida Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

(1) *NATURE OF BUSINESS*

HYBRID TRADING & RESOURCES, LLC (the "Company"), a Florida Limited Liability Company, operates as an introducing broker that clears all trades on a fully disclosed basis through an outside clearing firm.

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Equipment
Purchased equipment is recorded at cost and depreciated over estimated useful lives using accelerated methods.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of “other comprehensive income”.

(3) *INCOME TAXES*

No provision has been made for income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

(4) *CONCENTRATION OF CREDIT RISK*

At December 31, 2006, the Company had a significant concentration of credit risk which consisted of deposits with the Company’s clearing firm which represented approximately 60% of total equity.

(5) *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to compute net capital using the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2006, the Company had net capital and net capital requirements of $532,619 and $250,000, respectively, and had no customer accounts.

The Company is exempt from the provisions of the SEC's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

(6) *RELATED PARTY TRANSACTIONS*

The Company rents its office space under a lease with affiliated entity containing real estate tax and operating expenses escalation clauses. Rent expense for the year totaled $27,423.

SUPPLEMENTARY INFORMATION

HYBRID TRADING & RESOURCES, LLC
(A Florida Limited Liability Company)

COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2006

NET CAPITAL		
Members' equity	$	797,171
LESS:		
Non-allowable assets		
Equipment, net		17,865
Commissions receivable, over 30 days old		246,687
Total non-allowable assets		264,552
NET CAPITAL BEFORE HAIRCUTS		532,619
Haircuts		-
NET CAPITAL	$	532,619
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT		
Minimum net capital required (Greater of 2% of aggregate debit items or $250,000)	$	250,000
EXCESS NET CAPITAL	$	282,619

HYBRID TRADING & RESOURCES, LLC

(A Florida Limited Liability Company)

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 INCLUDED IN COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2006

Net capital per Company's Unaudited Form X-17A-5, Part IIA	$ 562,467
Audit adjustments, net (Note)	(73,124)
Overstatement of non-allowable assets	43,276
Net capital per audited report	$ 532,619

Note: Audit adjustments consisted primarily of expense accruals and adjustments to receivables.

HYBRID TRADING & RESOURCES, LLC

(A Florida Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

These schedules are not applicable as HYBRID TRADING & RESOURCES, LLC is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) inasmuch as it, as an introducing broker/dealer, clears all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members of
HYBRID TRADING & RESOURCES, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of HYBRID TRADING & RESOURCES, LLC, for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by HYBRID TRADING & RESOURCES, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2006 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Chicago Board Options Exchange, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schultz & Chez, LLP

Chicago, Illinois
January 25, 2007

END